

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

> **Re: Bitfufu Inc.**
> **Amendment No. 7 to Draft Registration Statement on Form F-4**
> **Submitted February 10, 2023**
> **CIK No. 0001921158**

Dear Leo Lu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, our references to prior comments refer to comments in our February 1, 2023 letter.

Amendment No. 7 to Draft Registration Statement on Form F-4

Business Model, page 122

1. We note your response to prior comment 10. Please revise to discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non-exclusive example, clarify whether your cost of revenue and mining inputs have materially increased or decreased and provide a discussion of the Bitcoin price volatility since June 30, 2022.

<u>Suppliers, page 124</u>

2.   We note your disclosure that you have entered into supply agreements with ASIC manufacturers, as well as your disclosure that you have purchased mining equipment from Bitmain. Please revise to provide the material terms of those agreements and file the related agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K for guidance.

<u>Related Party Transaction Policy, page 129</u>

3.   We note your response to prior comment 9. Please revise to clarify whether interested directors on Finfront's board of directors are involved in reviewing of transactions with their affiliates, and the policy the company has with regards to potential conflicts of interest in that regard.

<u>Consolidated Statements of Cash Flow , page F-29</u>

4.   We have evaluated your December 9, 2022 response 3 and reiterate our request for a more fulsome accounting analysis of the requirements of ASC 230, with specific citation to the relevant guidance, for each type of cash flow stemming from your crypto asset transactions. In this regard, we are unable discern from your response whether you believe specific ASC 230 guidance applies and, for the various cash flows you cite, why you believe they have aspects of more than one class of cash flows such that you believe ASC 230-10-45-22 applies. In your response, more fully describe the cash inflows and outflows; describe for each type of cash flow related to digital assets whether the cash inflows and related outflows are presented within the same activity or different activities; and more fully explain by reference to ASC 230 your basis for two of the cash flows you identify in response 3 for looking to the source of the digital asset to determine the type of cash flow activity.

<u>Notes to the Consolidated Financial Statements</u>
<u>Note 2. Summary of Significant Accounting Polices</u>
<u>(n) Revenue recognition</u>
<u>Cloud mining solutions, page F-34</u>

5.   Please expand your response 10 dated December 9, 2022 to provide a more fulsome and robust response to our request as to whether your right to utilize the computing power of mining equipment owned by its suppliers is or contains a lease under ASC 842 and the reasons why or why not. Your response should cite to the terms of the agreement in Exhibit 10.13 which you referenced in your response and specific citation to ASC 842. As part of your reply, please more fully describe the meaning and import of paragraphs 2.6, 2.7, 2.8, 2.9, 3.1.1 and 3.1.2 in that agreement as well as the use of the phrase "quantity of computing power actually used in the previous month" in paragraph 4.1.2 in relation to the requirements of ASC 842.

6.   We note that the Company asserts it controls hash rate before it is transferred to the Company's customer. As a follow-up to the preceding comment, clarify for us what gives the Company the ability to exercise control of the hash rate before it is transferred to the Company's customer.

7.   Tell us whether you have a contract with the mining pools to which you connect hash rate at the direction of your customers. If you do, describe the significant rights and obligations and provide your accounting analysis for them.

8.   In order to help us evaluate your ASC 606, step 2 analysis:
   - Provide your accounting analysis of the contract stability requirement with specific citation to ASC 606. For example, does the stability requirement serve to define the promise or is it a warranty? In this regard, we note the example in your September 2022 response that "if a customer purchase a "90 days 100T Cloud Mining Service," … , BitFuFu shall continuously provide 100T/second hash rate…". However, your December 2022 response indicates that you promise to provide no less than 95% of the declared amount of Purchased Hashrate in the customer's order during the agreed service period.
   - Using the example from your September 2022 response, clarify what the "agreed Service Period" in the customer order represents and provide citation to your customer contract to support your response. For example, does the "agreed Service Period" serve to define the time period in which you must provide the purchased hash rate (e.g., the 90 day period commencing on the date of the order) or to define the amount of purchased hashed rate meeting the stability requirement you must provide, but not the time period in which you must provide it?
   - Your accounting policy disclosure on page F-34 related to "Identifying the Performance Obligation" (i.e., ASC 606 step 2) indicates that "there is a single performance obligation, such that each promise is not distinct and instead is required to be combined into a single performance obligation" (i.e. ASC 606, step 2). Please clarify for us to what the reference "each promise" refers and provide further analysis with citation to ASC 606 supporting your single performance obligation conclusion. In your reply, clarify for us how your statement in "Contracts with Customers" accounting policy disclosure that indicates "Service period is measured in a minimum time interval of one second." (i.e., ASC 606, step 1) relates to the promises you identified.

9.   In order to help us evaluate your ASC 606 step 5 accounting analysis, which you state is based on "actual time provided," more fully describe for us how you measure progress toward complete satisfaction of your performance obligation and how you determine the transaction price to which such progress is applied. Provide illustrative examples that include the service period specified in the customer order, the "unit price of cloud mining service fees" including specifying the "unit" to which the fee is linked, and the pricing information conveyed to the customer in response to their order.

Cryptocurrency self-mining revenue, page F-38

10.   We reissue our request that you provide a comprehensive analysis of ASC 606, step 1. For example, our request specifically asked for your analysis of ASC 606-10-25-4. We do not believe your assertion in response 13 dated December 9, 2022 that "BitFuFu believes it is appropriate to treat contract conception time at UTC 00:00:00 and ending time at UTC 24:00:00 every day to reflect the economic substance of its self-mining operation" is responsive to that request because it does not identify the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations or provide supporting analysis. Further that response also asserts that your contract to provide computing power to pool operators is not cancelable at any time by either party without paying compensation. However, we are unable to reconcile your assertion to various paragraphs of the representative contract you cited in your response including, as illustrative and not all inclusive examples, the introductory paragraphs and paragraphs 1.7 and 5.1. If more than one contract exists, please provide your analysis of the contract combination guidance in ASC 606-10-25-9 and how you evaluated the renewals in ASC 606, step 2.

11.   Your response 13 dated December 9, 2022 appears to indicate in its discussion of ASC 606 Step 3 that the variable consideration constraint does not apply, but your disclosure appears to indicate you are applying it. See e.g., the response 13 statement, "BitFuFu respectfully submits that, although the expected Bitcoin payout is non-cash variable consideration, it is probable that a significant reversal in the amount of cumulative revenue recognized over the daily contract period will not occur under ASC 606-10-32-11 and -12." Please reconcile the inconsistency.

Note 3. Digital Assets of the Group, page F-41

12.   We note your response to prior comment 18. In your response, you indicate that if a company which has USDT balance is a verified user of Tether, that company then has a contractual right to receive cash or another financial instrument from Tether, and in that case, the USDT balance held by that company shall be accounted for as a financial asset. Please clarify why you believe USDT would provide you with a contractual right to cash if you are a verified user and how you considered Tether's right to redeem Tether Tokens by in-kind redemptions of securities and other assets held in the reserves in reaching that conclusion. Similarly, please clarify why you believe the company's status as a verified user impacts the accounting for USDT you hold. In your reply, please clarify whether you believe verified user status is an attribute of USDT or an attribute of the holder.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Note 3. Digital Assets of the Group, page F-64

13.   Please revise Note 3 – Digital Assets of the Group to provide the same disclosures that were included in the annual financial statement footnotes. The footnote should show the

activity within the Digital Assets accounts during the interim period. In addition, the footnote should include cash flow activity that reconciles to the Statement of Cash Flows.

14. We continue to review your response as noted in prior comment 22 and may have further comments.

General

15. Please revise to provide disclosure summarizing the extent of your or your subsidiaries' relationship with Bitmain Technologies Limited ("Bitmain"). As part of your disclosure, be sure to include a discussion of:

- The aggregate consideration paid, or to be paid, to Bitmain for the acquisition of ASIC miners and under the Service Framework Agreement, and whether they are exclusive agreements;
- The number and geographic locations of data centers owned or controlled by Bitmain that the company intends to utilize for hosting ASIC miners;
- The percentage of costs attributed to agreements with Bitmain;
- Whether you are dependent on Bitmain for its hosting operations and ASIC miner supply; and
- The maximum potential beneficial ownership that Bitmain will own or have the right to acquire post-business combination.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrei Sirabionian